GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2006-QS11
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 08/30/2006
	First Distribution Date: 09/25/2006
5. Other Income Detail *(Not Applicable)*	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 05/22/2008
	Distribution Date: 05/27/2008
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
8. Collateral Summary	Book-Entry: 05/23/2008
	Definitive: 04/30/2008
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report *(Not Applicable)*	**Bond Administrator:** Rona Hsu
15. Distribution Percentages	**Telephone:** 818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	**Pool(s):** 40381,40382
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS11

May 27, 2008

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
I-A-1	75115EAA1	347,046,000.00	211,715,182.07	6.50000000	5,581,824.37	1,146,790.57	6,728,614.94	0.00	0.00	0.00	206,133,357.70
I-A-2	75115EAB9	155,758,000.00	135,958,000.00	6.00000000	2,475,000.00	679,790.00	3,154,790.00	0.00	0.00	0.00	133,483,000.00
I-A-3	75115EAC7	26,971,000.00	26,971,000.00	6.50000000	0.00	146,092.92	146,092.92	0.00	0.00	0.00	26,971,000.00
I-A-4	75115EAD5	67,838,000.00	67,838,000.00	6.50000000	0.00	367,455.83	367,455.83	0.00	0.00	0.00	67,838,000.00
I-A-5	75115EAE3	20,740,000.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
I-A-6	75115EAF0	3,556,000.00	3,556,000.00	6.50000000	0.00	19,261.67	19,261.67	0.00	0.00	0.00	3,556,000.00
I-A-7	75115EAG8	15,234,000.00	13,710,923.08 [1]	6.50000000	0.00	74,267.50	74,267.50	0.00	0.00	0.00	13,520,538.46 [1]
I-A-8	75115EAU7	42,284,000.00	42,284,000.00	6.00000000	0.00	211,420.00	211,420.00	0.00	0.00	0.00	42,284,000.00
II-A-1	75115EAH6	34,821,000.00	29,002,337.73	6.50000000	97,590.91	157,096.00	254,686.91	0.00	0.00	0.00	28,904,746.82
A-P	75115EAJ2	5,521,342.36	4,523,042.27	0.00000000	9,485.58	0.00	9,485.58	0.00	0.00	0.00	4,513,556.69
A-V	75115EAK9	751,505,704.62 [1]	565,783,579.59 [1]	0.35957199	0.00	169,533.27	169,533.27	0.00	0.00	0.00	556,854,922.73 [1]
R-I	75115EAL7	100.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75115EAM5	100.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75115EAN3	25,176,400.00	24,764,822.89	6.50000000	26,517.30	134,142.79	160,660.09	0.00	0.00	0.00	24,738,305.59
M-2	75115EAP8	7,139,300.00	7,022,588.62	6.50000000	7,519.54	38,039.02	45,558.56	0.00	0.00	0.00	7,015,069.08
M-3	75115EAQ6	5,636,300.00	5,547,155.20	6.50000000	703.21	38,256.59	38,959.80	0.00	0.00	0.00	5,546,451.99
B-1	75115EAR4	3,381,800.00	3,329,116.39	6.50000000	0.00	0.00	0.00	0.00	18,032.71	0.00	3,329,116.39
B-2	75115EAS2	3,006,000.00	2,971,921.09	6.50000000	0.00	0.00	0.00	429,602.62	16,097.91	0.00	2,542,318.47
B-3	75115EAT0	2,630,362.26	300,413.34	6.50000000	0.00	0.00	0.00	300,413.34	1,627.24	0.00	0.00
Deal Totals		**751,505,704.62**	**565,783,579.60**		**8,198,640.91**	**3,182,146.16**	**11,380,787.07**	**730,015.96**	**35,757.86**	**0.00**	**556,854,922.73**

[1].Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
I-A-1	75115EAA1	610.04933660	16.08381704	3.30443391	19.38825095	0.00000000	0.00000000	593.96551956
I-A-2	75115EAB9	872.87972367	15.89003454	4.36439862	20.25443316	0.00000000	0.00000000	856.98968913
I-A-3	75115EAC7	1,000.00000000	0.00000000	5.41666679	5.41666679	0.00000000	0.00000000	1,000.00000000
I-A-4	75115EAD5	1,000.00000000	0.00000000	5.41666662	5.41666662	0.00000000	0.00000000	1,000.00000000
I-A-5	75115EAE3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
I-A-6	75115EAF0	1,000.00000000	0.00000000	5.41666760	5.41666760	0.00000000	0.00000000	1,000.00000000
I-A-7	75115EAG8	900.02120782	0.00000000	4.87511487	4.87511487	0.00000000	0.00000000	887.52385847
I-A-8	75115EAU7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
II-A-1	75115EAH6	832.89789868	2.80264524	4.51153040	7.31417564	0.00000000	0.00000000	830.09525344
A-P	75115EAJ2	819.19250340	1.71798439	0.00000000	1.71798439	0.00000000	0.00000000	817.47451900
A-V	75115EAK9	752.86664640	0.00000000	0.22559146	0.22559146	0.00000000	0.00000000	740.98562301
R-I	75115EAL7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75115EAM5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75115EAN3	983.65226522	1.05326020	5.32811641	6.38137661	0.00000000	0.00000000	982.59900502
M-2	75115EAP8	983.65226563	1.05326012	5.32811620	6.38137633	0.00000000	0.00000000	982.59900550
M-3	75115EAQ6	984.18380853	0.12476447	6.78753615	6.91230062	0.00000000	0.00000000	984.05904405
B-1	75115EAR4	984.42142942	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	984.42142942
B-2	75115EAS2	988.66303726	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	845.74799401
B-3	75115EAT0	114.20987313	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

Deal Factor :	74.09856230%
Group I Factor :	73.57124071%
Group II Factor :	84.12036352%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS11

May 27, 2008

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
I-A-1	04/01/2008	04/30/2008	30/360	211,715,182.07	6.50000000	1,146,790.57	0.00	0.00	0.00	0.00	1,146,790.57	0.00
I-A-2	04/01/2008	04/30/2008	30/360	135,958,000.00	6.00000000	679,790.00	0.00	0.00	0.00	0.00	679,790.00	0.00
I-A-3	04/01/2008	04/30/2008	30/360	26,971,000.00	6.50000000	146,092.92	0.00	0.00	0.00	0.00	146,092.92	0.00
I-A-4	04/01/2008	04/30/2008	30/360	67,838,000.00	6.50000000	367,455.83	0.00	0.00	0.00	0.00	367,455.83	0.00
I-A-6	04/01/2008	04/30/2008	30/360	3,556,000.00	6.50000000	19,261.67	0.00	0.00	0.00	0.00	19,261.67	0.00
I-A-7	04/01/2008	04/30/2008	30/360	13,710,923.08 [1]	6.50000000	74,267.50	0.00	0.00	0.00	0.00	74,267.50	0.00
I-A-8	04/01/2008	04/30/2008	30/360	42,284,000.00	6.00000000	211,420.00	0.00	0.00	0.00	0.00	211,420.00	0.00
II-A-1	04/01/2008	04/30/2008	30/360	29,002,337.73	6.50000000	157,096.00	0.00	0.00	0.00	0.00	157,096.00	0.00
A-V	04/01/2008	04/30/2008	30/360	565,783,579.59 [1]	0.35957199	169,533.27	0.00	0.00	0.00	0.00	169,533.27	0.00
M-1	04/01/2008	04/30/2008	30/360	24,764,822.89	6.50000000	134,142.79	0.00	0.00	0.00	0.00	134,142.79	0.00
M-2	04/01/2008	04/30/2008	30/360	7,022,588.62	6.50000000	38,039.02	0.00	0.00	0.00	0.00	38,039.02	0.00
M-3	04/01/2008	04/30/2008	30/360	5,547,155.20	6.50000000	30,047.09	0.00	0.00	0.00	0.00	38,256.59	0.00
Deal Totals				**554,659,086.51**		**3,173,936.66**	**0.00**	**0.00**	**0.00**	**0.00**	**3,182,146.16**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances by Master Servicer	Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer			
	(1)	(2)	(3)							
Group I	4,682.16	4,682.16	0.00	0	0.00	109,540.82	25,806.72	36,961.52	0.00	0.00
Group II	66.80	66.80	0.00	0	0.00	6,570.73	1,777.36	838.05	0.00	0.00
Deal Totals	**4,748.96**	**4,748.96**	**0.00**	**0**	**0.00**	**116,111.55**	**27,584.08**	**37,799.57**	**0.00**	**0.00**

Advances are made for delinquent loans and are reimbursed from
borrower collections and liquidation proceeds as reported herein

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I	Count	3,007	2,318	N/A	398	27	0	1	10	2,280
	Balance/Amount	713,940,004.75	534,084,734.06	299,778.49	148,883.77	5,938,766.27	N/A	85,527.81	2,357,258.28	525,254,519.44
Group II	Count	125	103	N/A	15	1	0	0	0	102
	Balance/Amount	37,565,699.87	31,698,845.53	9,619.94	1,644.43	87,177.87	N/A	0.00	0.00	31,600,403.29
Deal Totals	**Count**	**3,132**	**2,421**	**N/A**	**413**	**28**	**0**	**1**	**10**	**2,382**
	Balance/Amount	**751,505,704.62**	**565,783,579.59**	**309,398.43**	**150,528.20**	**6,025,944.14**	**N/A**	**85,527.81**	**2,357,258.28**	**556,854,922.73**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I	7.12272825	7.11796046	336.84	335.99	6.80606597	6.80145471	6.80612831	N/A	N/A
Group II	7.15204239	7.15148580	337.18	336.04	6.83255775	6.83202798	6.83255775	N/A	N/A
Deal Totals	**7.12437062**	**7.11986295**	**336.86**	**335.99**	**6.80755021**	**6.80318968**	**6.80760906**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Group-I	17.58%	20.04%	15.03%	15.16%	15.56%
Group-II	3.31%	6.66%	7.33%	9.59%	9.10%
Deal Totals	**16.83%**	**19.34%**	**14.62%**	**14.86%**	**15.23%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I	Count	1	0	0	0	1
	Scheduled Balance	85,527.81	0.00	0.00	0.00	85,527.81
Group II	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**1**	**0**	**0**	**0**	**1**
	Scheduled Balance	**85,527.81**	**0.00**	**0.00**	**0.00**	**85,527.81**

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,054	478,024,004.86	3	644,155.14	0	0.00	0	0.00	0.00	2,057	478,668,160.00
30 days	93	22,810,773.84	3	851,095.29	1	377,500.00	0	0.00	0.00	97	24,039,369.13
60 days	41	10,602,806.64	0	0.00	0	0.00	0	0.00	0.00	41	10,602,806.64
90 days	28	6,477,222.90	1	255,128.97	2	426,841.40	0	0.00	0.00	31	7,159,193.27
120 days	6	1,943,102.95	1	149,755.20	13	2,858,736.43	0	0.00	0.00	20	4,951,594.58
150 days	6	1,267,068.97	1	383,543.12	16	3,207,804.12	2	206,167.31	206,444.88	25	5,064,583.52
180 days	2	640,451.15	0	0.00	12	2,547,448.29	1	123,067.59	123,778.58	15	3,310,967.03
181+ days	3	591,547.93	2	428,829.27	59	14,562,560.99	32	7,475,310.37	7,486,398.80	96	23,058,248.56
Total	**2,233**	**522,356,979.24**	**11**	**2,712,506.99**	**103**	**23,980,891.23**	**35**	**7,804,545.27**	**7,816,622.26**	**2,382**	**556,854,922.73**
Current	86.23%	85.84%	0.13%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	86.36%	85.96%
30 days	3.90%	4.10%	0.13%	0.15%	0.04%	0.07%	0.00%	0.00%	0.00%	4.07%	4.32%
60 days	1.72%	1.90%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.72%	1.90%
90 days	1.18%	1.16%	0.04%	0.05%	0.08%	0.08%	0.00%	0.00%	0.00%	1.30%	1.29%
120 days	0.25%	0.35%	0.04%	0.03%	0.55%	0.51%	0.00%	0.00%	0.00%	0.84%	0.89%
150 days	0.25%	0.23%	0.04%	0.07%	0.67%	0.58%	0.08%	0.04%	0.04%	1.05%	0.91%
180 days	0.08%	0.12%	0.00%	0.00%	0.50%	0.46%	0.04%	0.02%	0.02%	0.63%	0.59%
181+ days	0.13%	0.11%	0.08%	0.08%	2.48%	2.62%	1.34%	1.34%	1.34%	4.03%	4.14%
Total	**93.74%**	**93.80%**	**0.46%**	**0.49%**	**4.32%**	**4.31%**	**1.47%**	**1.40%**	**1.40%**	**100.00%**	**100.00%**

GMAC RFC

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,971	453,127,481.77	3	644,155.14	0	0.00	0	0.00	0.00	1,974	453,771,636.91
30 days	88	20,365,713.92	3	851,095.29	1	377,500.00	0	0.00	0.00	92	21,594,309.21
60 days	41	10,602,806.64	0	0.00	0	0.00	0	0.00	0.00	41	10,602,806.64
90 days	25	5,637,352.59	1	255,128.97	2	426,841.40	0	0.00	0.00	28	6,319,322.96
120 days	5	1,575,182.95	1	149,755.20	12	2,689,136.43	0	0.00	0.00	18	4,414,074.58
150 days	5	839,631.21	1	383,543.12	16	3,207,804.12	2	206,167.31	206,444.88	24	4,637,145.76
180 days	2	640,451.15	0	0.00	10	1,916,150.74	1	123,067.59	123,778.58	13	2,679,669.48
181+ days	3	591,547.93	2	428,829.27	54	12,887,866.33	31	7,327,310.37	7,338,398.80	90	21,235,553.90
Total	**2,140**	**493,380,168.16**	**11**	**2,712,506.99**	**95**	**21,505,299.02**	**34**	**7,656,545.27**	**7,668,622.26**	**2,280**	**525,254,519.44**

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
Current	86.45%	86.27%	0.13%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	86.58%	86.39%
30 days	3.86%	3.88%	0.13%	0.16%	0.04%	0.07%	0.00%	0.00%	0.00%	4.04%	4.11%
60 days	1.80%	2.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.80%	2.02%
90 days	1.10%	1.07%	0.04%	0.05%	0.09%	0.08%	0.00%	0.00%	0.00%	1.23%	1.20%
120 days	0.22%	0.30%	0.04%	0.03%	0.53%	0.51%	0.00%	0.00%	0.00%	0.79%	0.84%
150 days	0.22%	0.16%	0.04%	0.07%	0.70%	0.61%	0.09%	0.04%	0.04%	1.05%	0.88%
180 days	0.09%	0.12%	0.00%	0.00%	0.44%	0.36%	0.04%	0.02%	0.02%	0.57%	0.51%
181+ days	0.13%	0.11%	0.09%	0.08%	2.37%	2.45%	1.36%	1.40%	1.40%	3.95%	4.04%
Total	**93.86%**	**93.93%**	**0.48%**	**0.52%**	**4.17%**	**4.09%**	**1.49%**	**1.46%**	**1.46%**	**100.00%**	**100.00%**

GMAC RFC

Group II	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	83	24,896,523.09	0	0.00	0	0.00	0	0.00	0.00	83	24,896,523.09
30 days	5	2,445,059.92	0	0.00	0	0.00	0	0.00	0.00	5	2,445,059.92
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	3	839,870.31	0	0.00	0	0.00	0	0.00	0.00	3	839,870.31
120 days	1	367,920.00	0	0.00	1	169,600.00	0	0.00	0.00	2	537,520.00
150 days	1	427,437.76	0	0.00	0	0.00	0	0.00	0.00	1	427,437.76
180 days	0	0.00	0	0.00	2	631,297.55	0	0.00	0.00	2	631,297.55
181+ days	0	0.00	0	0.00	5	1,674,694.66	1	148,000.00	148,000.00	6	1,822,694.66
Total	93	28,976,811.08	0	0.00	8	2,475,592.21	1	148,000.00	148,000.00	102	31,600,403.29

Current	81.37%	78.79%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	81.37%	78.79%
30 days	4.90%	7.74%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.90%	7.74%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	2.94%	2.66%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.94%	2.66%
120 days	0.98%	1.16%	0.00%	0.00%	0.98%	0.54%	0.00%	0.00%	0.00%	1.96%	1.70%
150 days	0.98%	1.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.98%	1.35%
180 days	0.00%	0.00%	0.00%	0.00%	1.96%	2.00%	0.00%	0.00%	0.00%	1.96%	2.00%
181+ days	0.00%	0.00%	0.00%	0.00%	4.90%	5.30%	0.98%	0.47%	0.47%	5.88%	5.77%
Total	91.18%	91.70%	0.00%	0.00%	7.84%	7.83%	0.98%	0.47%	0.47%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	97	24,039,369.13	13 Months	8	2,731,293.32	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	4.07%	4.32%		0.34%	0.49%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	41	10,602,806.64	14 Months	5	1,117,571.49	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	1.72%	1.90%		0.21%	0.20%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	31	7,159,193.27	15 Months	2	563,325.57	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	1.30%	1.29%		0.08%	0.10%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	20	4,951,594.58	16 Months	1	140,000.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.84%	0.89%		0.04%	0.03%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	25	5,064,583.52	17 Months	2	337,949.30	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	1.05%	0.91%		0.08%	0.06%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	15	3,310,967.03	18 Months	1	317,600.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.63%	0.59%		0.04%	0.06%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	13	3,120,868.19	19 Months	2	261,980.47	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.55%	0.56%		0.08%	0.05%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	17	4,214,416.87	20 Months	1	120,264.75	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.71%	0.76%		0.04%	0.02%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	15	3,445,057.83	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.63%	0.62%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	11	3,194,159.33	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.46%	0.57%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	11	2,500,032.71	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.46%	0.45%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	7	993,728.73	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.29%	0.18%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	1	110,876.51	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	1	110,876.51
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**1**	**110,876.51**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**1**	**110,876.51**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	17	1	1	0	19
	Beginning Aggregate Scheduled Balance	2,357,258.28	0.00	110,986.39	0.00	2,468,244.67
	Principal Portion of Loss	726,901.29	0.00	0.00	0.00	726,901.29
	Interest Portion of Loss	35,360.12	4,465.58	27.75	0.00	39,853.45
	Total Realized Loss	762,261.41	4,465.58	27.75	0.00	766,754.74
Group II	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**17**	**1**	**1**	**0**	**19**
	Beginning Aggregate Scheduled Balance	**2,357,258.28**	**0.00**	**110,986.39**	**0.00**	**2,468,244.67**
	Principal Portion of Loss	**726,901.29**	**0.00**	**0.00**	**0.00**	**726,901.29**
	Interest Portion of Loss	**35,360.12**	**4,465.58**	**27.75**	**0.00**	**39,853.45**
	Total Realized Loss	**762,261.41**	**4,465.58**	**27.75**	**0.00**	**766,754.74**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	37	5	1	0	43
	Total Realized Loss	2,758,021.50	436,446.63	138.30	0.00	3,194,606.43
Group II	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**37**	**5**	**1**	**0**	**43**
	Total Realized Loss	**2,758,021.50**	**436,446.63**	**138.30**	**0.00**	**3,194,606.43**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I	Subsequent Recoveries Count	1	2
	Subsequent Recoveries	9,190.42	9,326.96
	Net Loss [1]	757,564.32	3,185,279.47
	Net Loss % [2]	0.11%	0.45%
Group II	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%
Deal Totals	**Subsequent Recoveries Count**	**1**	**2**
	Subsequent Recoveries	**9,190.42**	**9,326.96**
	Net Loss [1]	**757,564.32**	**3,185,279.47**
	Net Loss % [2]	**0.10%**	**0.42%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I	Monthly Default Rate	0.44%	0.37%	0.25%	0.14%	0.08 %
	Constant Default Rate	5.17%	4.36%	2.96%	1.71%	0.98%
Group II	Monthly Default Rate	0.00%	0.00%	0.00%	0.00%	0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%	0.00%	0.00%
Deal Totals	Monthly Default Rate	**0.42%**	**0.35%**	**0.24%**	**0.14%**	**0.08 %**
	Constant Default Rate	**4.89%**	**4.12%**	**2.80%**	**1.62%**	**0.93%**

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**6,351,610.24**	**12,670,284.14**	**249,276.03**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
I	0.00000000%	0.00000000%	92.14820373%	100.00000000%
II	0.00000000%	0.00000000%	92.57277982%	100.00000000%

	Subordinate Class Percentage
M-1	4.41235776%
M-2	1.25121724%
M-3	0.98833872%
Class M Total:	6.65191372%
B-1	0.59314991%
B-2	0.52950829%
B-3	0.05352476%
Class B Total:	1.17618296%

The Ending Senior Percentages are as follows: Group I 92.16%, Group II 92.55%

The Ending Subordinate Class Percentages are as follows: M-1 4.47880733%, M-2 1.27006042%, M-3 1.00417103%, B-1 0.60272806%, B-2 0.46028030%, B-3 0.00000000%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	False
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	True
Class B-2 Prepayment Distribution Trigger	True
Class B-3 Prepayment Distribution Trigger	True
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: For all Loan Groups together and for each separately, where applicable, the Credit Support Depletion Date has not occurred.

Class B-1, Class B-2, Class B-3 Accrual Period begins on 04/01/2008 and ends on 04/30/2008 for the current month's distribution.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans, Inc. 2006-QS11
May 27, 2008

Cash Flow Received and Uses of Funds

Cash Flow Received	Group I	Group II	Deal
Principal and Interest Payments	9,689,649.48	280,639.63	9,970,289.11
Prepayment Premium	0.00	0.00	0.00
Liquidation and Insurance Proceeds	1,590,531.29	0.00	1,590,531.29
Subsequent Recoveries	9,190.42	0.00	9,190.42
Repurchase Proceeds	85,527.81	0.00	85,527.81
Other Deposits/Adjustments (including Derivatives Payment)	4,682.16	66.80	4,748.96
Total Deposits	11,379,581.16	280,706.43	11,660,287.59

Uses of Funds	Group I	Group II	Deal
Transfer to Certificate Account	11,101,857.99	278,929.07	11,380,787.06
Reimbursed Advances and Expenses	251,916.45	0.00	251,916.45
Master Servicing Compensation	25,806.72	1,777.36	27,584.08
Derivatives Payment	0.00	0.00	0.00
Total Withdrawals	11,379,581.16	280,706.43	11,660,287.59
Ending Balance	0.00	0.00	0.00